SCHEDULE 13D
CUSIP No. 380961 10 2                                            Page 1 0f 6
______________________________________________________________________________

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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                 Golden Eagle International, Inc.
--------------------------------------------------------------------------
                         (Name of Issuer)

                 Common Stock, $0.0001 par value
----------------------------------------------------------------------------
                  (Title of Class of Securities)

                              380961 10 2
      -----------------------------------------------------
                          (CUSIP Number)

                         Terry C. Turner
  12401 South 450 East, Building D1, Salt Lake City, UT  84020
                          (801) 619-9320
----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                        December 30, 2002
  -------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

SCHEDULE 13D
CUSIP No. 380961 10 2                                            Page 2 0f 6
______________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D
CUSIP No. 380961 10 2                                            Page 3 0f 6
______________________________________________________________________________

1    NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Terry C. Turner
______________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [   ]
                                                            (b) [   ]
______________________________________________________________________________

3    SEC USE ONLY

______________________________________________________________________________

4    SOURCE OF FUNDS*

     OO
______________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [   ]

______________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
______________________________________________________________________________
NUMBER OF         |  7  |     SOLE VOTING POWER
SHARES                        10,000,000 shares
BENEFICIALLY
OWNED BY          |  8  |     SHARED VOTING POWER
EACH                          -0- shares
REPORTING
PERSON            |  9  |     SOLE DISPOSITIVE POWER
WITH                          21,413,043 shares (includes 11,413,043 shares
                              underlying options)

                  | 10  |     SHARED DISPOSITIVE POWER
                              -0- shares
______________________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,413,043 shares (includes 11,413,043 shares underlying options)

______________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                   [   ]

______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 380961 10 2                                            Page 4 0f 6
______________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9%
______________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN
______________________________________________________________________________

Item 1.     Security and Issuer

      This Statement relates to the Common Stock, $0.0001 par value per share (the "Shares") of Golden Eagle International, Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 12401 South 450 East, Building D1, Salt Lake City, UT 84020.

Item 2.     Identity and Background

      The identity and business address of the reporting person is Terry C. Turner, 12401 South 450 East, Building D1, Salt Lake City, UT 84020.

      The reporting person is the President and a Director of the Company.

      The reporting person has not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting person has not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

      The reporting person is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

      This Schedule 13D reports the following transactions:

Securities             Amount/Source of Funds
---------------------  ------------------------------------------------------
Options to acquire     The options were granted by the Company's Board
10,000,000 shares      of Directors in November 1998.  The options
of common stock        vested were exercisable upon the date of the grant at a
                       price of $0.16 per share through November 1, 2001. The options were held by the reporting person for investment purposes and expired on November 1, 2001.

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SCHEDULE 13D
CUSIP No. 380961 10 2                                            Page 5 0f 6
______________________________________________________________________________



Options to acquire     The options were granted by the Company's Board of
5,000,000 shares of    Directors in November 1998.  The options vested and
common stock           became exercisable on November 1, 1999 as a result of
                       the reporting person's continued employment with the Company on such date. The options were exercisable at a price of $0.16 per share through November 1, 2001.
                       The options were held by the reporting person for investment purposes and expired on November 1, 2001.



Options to acquire     The options were granted by the Company's Board of
25,000,000 shares of   Directors on March 20, 2002.  The options vested as of
common stock           the date of the grant and are exercisable at $0.075
                       per share through March 20, 2003. The options are held by the reporting person for investment purposes.


10,000,000 shares of   On December 30, 2002, the reporting person exercised
common stock           options to purchase 13,586,957 shares of common stock
                       at an exercise price of $.075 per share. The reporting person surrendered 3,586,957 of the underlying shares at $.284 per share to accomplish the exercise, which resulted in the reporting person obtaining 10,000,000 shares of common stock at the conclusion of the transaction. The shares are held by the reporting person for investment purposes and the reporting person continues to hold options to acquire 11,413,043 shares of common stock.



Item 4.     Purpose of Transaction

      See Item 3, above.

Item 5.     Interest in the Securities of the Issuer

      The reporting person's aggregate interest and percentage of common stock of the Company equals 21,413,043 shares (including 11,413,043 shares underlying options) and 9% respectively. The shares described below are the only interest the reporting person has in the Company's common stock.


Options to acquire     The options were granted by the Board of Directors
11,413,043 shares      on March 20, 2002.  The options vested as of the date
of common stock        of the grant and are exercisable at $0.075 per share
                       through March 20, 2003. The options are held by the reporting person for investment purposes.


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SCHEDULE 13D
CUSIP No. 380961 10 2                                            Page 6 0f 6
______________________________________________________________________________

10,000,000 shares of   On December 30, 2002, the reporting person exercised
common stock           options to purchase 13,586,957 shares of common stock
                       at an exercise price of $.075 per share. The reporting person surrendered 3,586,957 of the underlying shares at $.284 per share to accomplish the exercise, which resulted in the reporting person obtaining 10,000,000 shares of common stock at the conclusion of the transaction. The shares are held by the reporting person for investment purposes.


      The reporting person has no sole voting power, shared voting power, sole dispositive power or shared dispositive power over any securities of the Company except the shares of Common Stock and the options described above.

      The reporting person has not effected any transactions in the Company's common stock in the past 60 days other than the transaction described above in the table in Item 3.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
      None

Item 7.     Material to be Filed as Exhibits

      Not Applicable

Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  02/14/03         By: /s/ Terry C. Turner
                                  ______________________________
                                   Terry C. Turner


ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18USC1001)